SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number: 001-13382

KINROSS GOLD CORPORATION

(Translation of registrant's name into English)

17th Floor, 25 York Street,

Toronto, Ontario M5J 2V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐       Form 40-F ☒

This Current Report on Form 6-K, dated September 10, 2024 is specifically incorporated by reference into Kinross Gold Corporation's Registration Statements on Form S-8 [Registration No. 333-262966 filed on February 24, 2022, Registration No. 333-217099 filed on April 3, 2017 and Registration Nos. 333-180824, 333-180823 and 333-180822 filed on April 19, 2012.]

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the Technical Report filed for Kinross Gold Corporation’s Great Bear Project, along with the required certificates and consents as filed on SEDAR, dated September 10, 2024.

INDEX

Table of Contents

SIGNATURES

EXHIBIT INDEX

99.1	Technical Report dated September 10, 2024 with respect to the Great Bear Gold Project, Ontario, Canada (“Technical Report”).
99.2	Certificate of Nicos Pfeiffer dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.3	Consent of Nicos Pfeiffer dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.4	Consent of Nicos Pfeiffer dated September 10, 2024 for the US filing of the Technical Report.
99.5	Certificate of Graham Long dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.6	Consent of Graham Long dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.7	Consent of Graham Long dated September 10, 2024 for the US filing of the Technical Report.
99.8	Certificate of Yves Breau dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.9	Consent of Yves Breau dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.10	Consent of Yves Breau dated September 10, 2024 for the US filing of the Technical Report.
99.11	Certificate of Agung Prawasono dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.12	Consent of Agung Prawasono dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.13	Consent of Agung Prawasono dated September 10, 2024 for the US filing of the Technical Report.
99.14	Certificate of Arkadius Tarigan dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.15	Consent of Arkadius Tarigan dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.16	Consent of Arkadius Tarigan dated September 10, 2024 for the US filing of the Technical Report.

99.17	Certificate of Jerry Ran dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.18	Consent of Jerry Ran dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.19	Consent of Jerry Ran dated September 10, 2024 for the US filing of the Technical Report.
99.20	Certificate of Kevin van Warmerdam dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.21	Consent of Kevin van Warmerdam dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.22	Consent of Kevin van Warmerdam dated September 10, 2024 for the US filing of the Technical Report.
99.23	Certificate of Dennis Renda dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.24	Consent of Dennis Renda dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.25	Consent of Dennis Renda dated September 10, 2024 for the US filing of the Technical Report.
99.26	Certificate of Sheila Daniel dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.27	Consent of Sheila Daniel dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.28	Consent of Sheila Daniel dated September 10, 2024 for the US filing of the Technical Report.
99.29	Certificate of Simon Gautrey dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.30	Consent of Simon Gautrey dated September 10, 2024 with respect to the Technical report as filed on SEDAR.
99.31	Consent of Simon Gautrey dated September 10, 2024 for the US filing of the Technical Report.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

Signed: //Lucas R. Crosby//
Vice President, General Counsel – Corporate
and Corporate Secretary

September 10, 2024